June 15, 2022

Via EDGAR

Lauren Pierce

Staff Attorney

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Ms. Pierce:

Re:	Elektor Industries Inc. (the “Company”)
Amendment No. 2 to Form S-1
Filed May 10, 2022
CIK No. 0001912331

I am President and C.E.O. of the Company and write this letter on behalf of the Company. Your comment is reprinted below along with our response and, if applicable, our proposed changes to the Registration Statement:

Amendment No. 2 to Form S-1 filed May 10, 2022

A Cautionary Note Regarding Forward-Looking Statements, page 4

1.	We reissue prior comment 1. Please move the rest of the factual information about the company and Mr. Malamas' efforts to develop the business plan to the Prospectus Summary.

ANSWER: We have moved the factual information about the company and Mr. Malamas' efforts to develop the business plan to the Prospectus Summary.

Risk Factors

If we decided to suspend our obligations to file reports..., page 14

2.

We note your response to our prior comment 13. Please revise your disclosure to indicate that, under Section 15(d) of the Exchange Act, your duty to file reports also could be automatically suspended if your shares of common stock are held of record by less than 300 persons at the beginning of any fiscal year after a registration statement is effective. Please ensure that the section "Where You Can Find More Information" is also updated in accordance with this comment.

ANSWER: We have made the requested revisions.

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General Description of our Activity, page 24

3.

We note your response to our prior comment 6. Please disclose the material terms of the agreement with Zhejiang Dingfeng Electric Appliance Co., including the date entered into, term of the agreement and the identification of the three Difful products the company may request to be manufactured for resale by the company. Please limit the descriptions of and graphics related to Difful products to only those Difful solar water pumps you have agreements to sell and distribute. For example, the graphic on page 24 appears to display products which you do not have an agreement to sell. In addition, clarify, if true, that you do not have any agreements to procure and sell the necessary components for a complete solar water pump system, such as battery storage systems, photovoltaic power generating panels, photo cell switching systems, and water storage tanks.

ANSWER: We have made the requested revisions.

Products and Services, page 25

4.

We note your response to our prior comment 3. Please disclose that there is no formal written agreement to reimburse expenses Mr. Malamas incurs on behalf of the company. Disclose whether the company intends to reimburse Mr. Malamas for expenses he has incurred to date and quantify that amount.

ANSWER: We have added the following disclosure:

“We do not have a formal written agreement to reimburse expenses Mr. Malamas incurs on our behalf. If we are able to sell 100% of the shares registered for sale in this offering, we intend to reimburse Mr. Malamas for expenses he has incurred to date. As of March 31, 2022 we owe Mr. Malamas $18,786.”

Please contact the writer if you have any further questions.

Yours truly,

ELEKTOR INDUSTRIES INC.

Per: /s/ Demetrios Malamas

Demetrios Malamas

President & C.E.O.

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